EXHIBIT C

Directors and Executive Officers of Amalgamations

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of Amalgamations.

Name	Title	Country of citizenship	Principal occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days
A. Krishnamoorthy	Chairman	India	Business	124 Dr. Radhakrishnan Salai, Chennai 600 004	None.	None.
N. Venkataramani	Director	India	Operations	124 Dr. Radhakrishnan Salai, Chennai 600 004	None.	None.
S. Ramanujachari	Vice President & Secretary	India	Secretary	124 Dr. Radhakrishnan Salai, Chennai 600 004	None.	None.